VocalTec Announces Private Placement of $9.8 Million

FORT LEE, N.J. - March 11, 2004 - VocalTec Communications Ltd. (Nasdaq: VOCL), a leading telecom equipment provider offering packet voice solutions for carriers and service providers, today announced that it has signed definitive agreements with institutional investors for a private placement of 2.4 million of its ordinary shares at an aggregate purchase price of $9.8 million or $4.10 per ordinary share. The company expects to receive approximately $9.3 million, net of expenses, which will be used for working capital and general corporate purposes.
The private placement agreement provides that the company will also issue to the institutional investors warrants to purchase up to 1.2 million ordinary shares at an exercise price of $4.75 per share. The warrants are exercisable for four and a half years, beginning six months after closing.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security. The securities issued in the private placement have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be offered or sold in the United States absent registration under the Securities Act of 1933, as amended, and applicable state securities laws or an applicable exemption from registration requirements.

About VocalTec

VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for global carriers and local service providers. Its field-proven packet tandem switching solutions for international/national long distance and exchange carrier services leverage VocalTec's unique RapidFlo(TM) routing engine, as well as its industry-leading SS7 capabilities. Carrier-hosted solutions for VoIP VPN, IP Centrex/Hosted PBX, conferencing, global call center and calling card services enable new revenue-generation from enhanced services. VocalTec also provides VoIP solutions over wireless infrastructure (VSAT/WLL) to meet the needs of rural markets.

The Essentra(TM) SIP-Based Softswitch Architecture is an open, flexible next generation platform that leverages VocalTec's extensive experience in VoIP carrier deployments. This scalable, carrier-grade platform integrates the benefits of SIP, MEGACO/H.248 and H.323 technologies with complete PSTN/SS7 connectivity. Essentra enables gradual and cost-effective migration of carriers' existing TDM or H.323 networks to an IP-based next generation network infrastructure and supports the needs of new carriers entering the market.

Learn more about our products and solutions at www.vocaltec.com.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

VocalTec Communications Ltd.
Katy Brennan/Dylan Locsin                  Carmen Deville
LNS Communications                         Public and Investor Relations Manager
Public Relations for VocalTec              VocalTec Communications, Ltd.
Tel: 617-577-9777                          Tel: (US) 201-228-7000 x 6208
kbrennan@LNScom.com                        (Israel) +972-9-9707885
dlocsin@LNScom.com                         carmen@vocaltec.com